# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rani Therapeutics Holdings, Inc., CIK 0001856725
CUSIP: 753018100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2051 Ringwood Avenue, San Jose, California (CA), 95131
Date of event which requires filing of this statement: 10/20/2025
Filed by CIK 0001876412
Persons authorized to receive notices and communications: Luis Felipe Correa Gonzalez, Avenida Presidente Riesco 5711, Oficina 1603, Las Condes, Santiago, Chile (F3), 00000, 56 22 798-9600

## Reporting persons
- South Cone Investments Limited Partnership (CIK 0001876412): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 2,379,194; shared voting power 0; sole dispositive power 2,379,194; shared dispositive power 0; aggregate amount beneficially owned 2,379,194 (4.9% of the class)
- South Lake One LLC (CIK 0001794292): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,379,194; shared voting power 0; sole dispositive power 2,379,194; shared dispositive power 0; aggregate amount beneficially owned 2,379,194 (4.9% of the class)
- South Lake Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,379,194; shared voting power 0; sole dispositive power 2,379,194; shared dispositive power 0; aggregate amount beneficially owned 2,379,194 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Rani Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 2051 Ringwood Avenue, San Jose, California (CA), 95131
Comment: This Amendment No. 5 ("Amendment No. 5"), supplements and amends the Schedule 13D filed on August 9, 2021, as amended by Amendment No. 1 filed on February 1, 2022, as further amended by Amendment No. 2 filed on March 15, 2023, as further amended by Amendment No. 3 filed on December 8, 2023 and as further amended by Amendment No. 4 filed on October 17, 2024 (together with Amendment No. 5, the "Schedule 13D"), relating to the beneficial ownership of certain shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Rani Therapeutics Holdings, Inc. (the "Issuer"), a Delaware corporation. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Schedule 13D. Responses to each item of this Amendment No. 5 are incorporated by reference into the response to each other item, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated by the following:

The Reporting Persons acquired and hold the shares of Class A Common Stock reported herein for investment purposes. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine to, directly or indirectly (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer's business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Persons; (iv) changes in law and government regulations; (v) general economic conditions; and (vi) financial and stock market conditions, including the market price of the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
South Lake Management indirectly holds an aggregate of 2,379,194 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake Management beneficially owns 4.9% of the outstanding Class A Common Stock of the Issuer.

South Cone indirectly holds an aggregate of 2,379,194 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Cone beneficially owns 4.9% of the outstanding Class A Common Stock of the Issuer.

South Lake One directly holds an aggregate of 2,379,194 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake One directly owns 4.9% of the outstanding Class A Common Stock of the Issuer.

South Lake Management, through South Cone, indirectly controls South Lake One, which has sole voting power and sole dispositive power with respect to 2,379,194 shares of Class A Common Stock of the Issuer held directly by it. South Lake One is wholly owned by South Cone, which is controlled by its general partner, South Lake Management, which is controlled by its Board of Managers.

The shares of Class A Common Stock owned by the Reporting Persons as a percentage of the outstanding shares of Class A Common Stock of the Issuer presented in this Amendment No. 5 is based on 47,898,228 shares of Class A Common Stock issued and outstanding as of August 4, 2025, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 5 is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On October 20, 2025, South Lake One sold an aggregate of 1,923,000 shares of Class A Common Stock for an aggregate sale price of approximately $4.6 million through multiple open-market sales made through a broker-dealer at a weighted average sale price of $2.4115 per share of Class A Common Stock. The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.

On October 21, 2025, South Lake One sold an aggregate of 4,000,000 shares of Class A Common Stock for an aggregate sale price of approximately $11.1 million through multiple open-market sales made through a broker-dealer at a weighted average sale price of $2.7685 per share of Class A Common Stock. The information set forth in Item 4 of this Amendment No. 5 is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of October 21, 2025, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 -- Joint Filing Agreement, dated October 22, 2025.

## Signatures
- South Cone Investments Limited Partnership: by South Lake Management LLC, as General Partner (10/22/2025)
- South Cone Investments Limited Partnership: /s/ Martin Abraham Guiloff Salvador, Martin Abraham Guiloff Salvador/Manager (10/22/2025)
- South Cone Investments Limited Partnership: /s/ Luis Felipe Correa Gonzalez, Luis Felipe Correa Gonzalez/Manager (10/22/2025)
- South Lake One LLC: /s/ Martin Abraham Guiloff Salvador, Martin Abraham Guiloff Salvador/Manager (10/22/2025)
- South Lake One LLC: /s/ Luis Felipe Correa Gonzalez, Luis Felipe Correa Gonzalez/Manager (10/22/2025)
- South Lake Management LLC: /s/ Martin Abraham Guiloff Salvador, Martin Abraham Guiloff Salvador Manager (10/22/2025)
- South Lake Management LLC: /s/ Luis Felipe Correa Gonzalez, Luis Felipe Correa Gonzalez/Manager (10/22/2025)